FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

January 3, 2007

Intesa Sanpaolo S.p.A.
(formerly known as Banca Intesa S.p.A.)

(Exact name of registrant as specified in its charter)

Piazza San Carlo 156
10121 Turin, Italy

 (Address of principal executive offices)

Copies to:

Michael S. Immordino

Latham & Watkins

99 Bishopsgate

London EC2M 3XF

United Kingdom

Tel: +44-20-77101076

Indicate by check mark whether the registrant files or will file annual reports under cover Form  20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On January 3, 2007, Intesa Sanpaolo S.p.A (formerly known as Banca Intesa S.p.A) (“Intesa Sanpaolo”) submitted a Form 6-K to the U.S. Securities and Exchange Commission (the “Commission”) to establish itself as the successor issuer to Sanpaolo IMI S.p.A (“Sanpaolo IMI”) with legal effect from January 1, 2007.  Because the Commission was closed from December 30, 2006 through January 2, 2007, Sanpaolo IMI was unable to furnish the Commission with certain documents that it would have been otherwise required to furnish on Form 6-K.  Intesa Sanpaolo hereby furnishes, on behalf of Sanpaolo IMI, all such documents.  In addition, Intesa Sanpaolo hereby furnishes documents that Intesa Sanpaolo has made public on and after January 1, 2007.

Exhibit Index

Exhibit Number	Description
99.1	Supplement to the Informational Document

99.2	Deed of Merger

99.3	Certificate of Execution of Deed of Merger

99.4	Notice of merger by incorporation of Sanpaolo IMI S.p.A. with and into Banca Intesa S.p.A.

99.5	Press release relating to the credit ratings of Intesa Sanpaolo S.p.A.

99.6	Press release relating to the composition of the Supervisory Board

99.7	Press release relating to the composition of the Management Board

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Intesa Sanpaolo S.p.A.

By:	/s/ Corrado Passera
Name: Corrado Passera
Title: Chief Executive Officer

Date: January 3, 2007